                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
            PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)/1/

                             SAMSONITE CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   79604v105
--------------------------------------------------------------------------------
                                (CUSIP Number)

                             John F. Hartigan, Esq.
                          Morgan, Lewis & Bockius LLP
                             300 South Grand Avenue
                       Los Angeles, California 90071-3132
                                 (213) 612-2500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 29, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

________________

/1/   The remainder of this cover page shall be filled out for a reporting
---
person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 13 Pages


CUSIP No. 79604v105    13D   Page 2 of 13 Pages
-------------------               -    --
------------------------------------------------------------------------------------------------------------------------------------
             1  NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Apollo Investment Fund, L.P.
------------------------------------------------------------------------------------------------------------------------------------
             2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                         (a) [_]
                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
             3  SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
             4  SOURCE OF FUNDS*

                        OO
------------------------------------------------------------------------------------------------------------------------------------
             5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) or 2(e)                                                          [_]
------------------------------------------------------------------------------------------------------------------------------------
             6  CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
------------------------------------------------------------------------------------------------------------------------------------
                                                   7  SOLE VOTING POWER

                                                              1,779,234 shares of Common Stock
                                                   ---------------------------------------------------------------------------------
  NUMBER OF                                        8  SHARED VOTING POWER
    SHARES
 BENEFICIALLY                                                 1,778,523 shares of Common Stock
   OWNED BY                                        ---------------------------------------------------------------------------------
     EACH                                          9  SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                                                  1,779,234 shares of Common Stock
--------------                                     ---------------------------------------------------------------------------------
                                                   10 SHARED DISPOSITIVE POWER

                                                              1,778,523  shares of Common Stock
------------------------------------------------------------------------------------------------------------------------------------
            11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        3,557,757 shares of Common Stock
------------------------------------------------------------------------------------------------------------------------------------
            12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                                               [_]

------------------------------------------------------------------------------------------------------------------------------------
            13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        33.8%
------------------------------------------------------------------------------------------------------------------------------------
            14  TYPE OF REPORTING PERSON*

                        PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 13 Pages


CUSIP No. 79604v105    13D   Page 3 of 13 Pages
-------------------               -    --
------------------------------------------------------------------------------------------------------------------------------------
             1  NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Apollo Advisors, L.P.
------------------------------------------------------------------------------------------------------------------------------------
             2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                         (a) [_]
                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
             3  SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
             4  SOURCE OF FUNDS*

                        OO
------------------------------------------------------------------------------------------------------------------------------------
             5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) or 2(e)                                                          [_]
------------------------------------------------------------------------------------------------------------------------------------
             6  CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
------------------------------------------------------------------------------------------------------------------------------------
                                                   7  SOLE VOTING POWER

                                                                1,779,234 shares of Common Stock
                                                   ---------------------------------------------------------------------------------
  NUMBER OF                                        8  SHARED VOTING POWER
    SHARES
 BENEFICIALLY                                                   1,778,523 shares of Common Stock
   OWNED BY                                        ---------------------------------------------------------------------------------
     EACH                                          9  SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                                                    1,779,234 shares of Common Stock
--------------                                     ---------------------------------------------------------------------------------
                                                   10 SHARED DISPOSITIVE POWER

                                                                1,778,523  shares of Common Stock
------------------------------------------------------------------------------------------------------------------------------------
            11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        3,557,757 shares of Common Stock
------------------------------------------------------------------------------------------------------------------------------------
            12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                                               [_]

------------------------------------------------------------------------------------------------------------------------------------
            13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        33.8%
------------------------------------------------------------------------------------------------------------------------------------
            14  TYPE OF REPORTING PERSON*

                        PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 13 Pages


CUSIP No. 79604v105    13D   Page 4 of 13 Pages
-------------------               -    --
------------------------------------------------------------------------------------------------------------------------------------
             1  NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Line Advisors, L.P.
------------------------------------------------------------------------------------------------------------------------------------
             2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                         (a) [_]
                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
             3  SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
             4  SOURCE OF FUNDS*

                        OO
------------------------------------------------------------------------------------------------------------------------------------
             5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) or 2(e)                                                          [_]
------------------------------------------------------------------------------------------------------------------------------------
             6  CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
------------------------------------------------------------------------------------------------------------------------------------
                                                   7  SOLE VOTING POWER

                                                                1,779,234 shares of Common Stock
                                                   ---------------------------------------------------------------------------------
  NUMBER OF                                        8  SHARED VOTING POWER
    SHARES
 BENEFICIALLY                                                   1,778,523 shares of Common Stock
   OWNED BY                                        ---------------------------------------------------------------------------------
     EACH                                          9  SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                                                    1,779,234 shares of Common Stock
--------------                                     ---------------------------------------------------------------------------------
                                                   10 SHARED DISPOSITIVE POWER

                                                                1,778,523  shares of Common Stock
------------------------------------------------------------------------------------------------------------------------------------
            11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        3,557,757 shares of Common Stock
------------------------------------------------------------------------------------------------------------------------------------
            12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                                               [_]

------------------------------------------------------------------------------------------------------------------------------------
            13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        33.8%
------------------------------------------------------------------------------------------------------------------------------------
            14  TYPE OF REPORTING PERSON*

                        PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 13 Pages

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

================================================================================

Item 1.     Security and Issuer.
-------     -------------------

     This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Samsonite Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11200 East 45th Avenue, Denver, Colorado 80239.

Item 2.     Identity and Background.
-------     -----------------------

     This Schedule 13D is being filed jointly on behalf of Apollo Investment Fund, L.P. ("AIF"), Apollo Advisors, L.P. ("Advisors") and Lion Advisors, L.P. ("Lion" and together with AIF and Advisors, the "Reporting Persons").

     AIF and Lion are principally engaged in the business of investment in securities. The managing general partner of AIF is Advisors. Advisors is principally engaged in the business of serving as managing general partner of AIF. The general partner of Advisors is Apollo Capital Management, Inc., a Delaware corporation ("Apollo Capital"). The directors of Apollo Capital are Leon D. Black and John J. Hannan. Apollo Capital is principally engaged in the business of serving as general partner of Advisors. The administrative general partner of AIF is Apollo Fund Administration Ltd. , a Cayman Islands corporation ("Apollo Administration"). Apollo Administration is principally engaged in the business of serving as administrative general partner of AIF.

     Lion serves as representative for certain institutional investment accounts over which Lion holds investment, voting and dispositive power. The general partner of Lion is Lion Capital Management, Inc., a Delaware corporation ("Lion Capital"). The directors of Lion Capital are Leon D. Black and John J. Hannan. Lion Capital is principally engaged in the business of serving as general partner of Lion.

     The principal offices of Advisors, Apollo Capital, Lion and Lion Capital is Two Manhattanville Road, Purchase, New York 10577. The principal offices of AIF and Apollo Administration is c/o CIBC Bank and Trust Company, Grand Cayman, Cayman Islands, British West Indies.

     Set forth in Appendix A attached hereto and incorporated herein by reference are the names, business addresses, principal occupation and citizenship of each executive officer and

                               Page 5 of 13 Pages
director of the Reporting Persons and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

     During the last five years, none of the Reporting Persons, Apollo Capital, Apollo Administration, or Lion Capital, or, to the best of their respective knowledge, any executive officer or director of such entities, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
-------     -------------------------------------------------

     See the information set forth under "Item 4. Purpose of the Transaction."

Item 4.     Purpose of Transaction.
-------     ----------------------

     This filing is being made in connection with the transfer to Artemis America Partnership ("Artemis"), effective as of July 29, 1999, of voting rights with respect to 1,778,523 shares of Common Stock currently held by Lion in a managed account on behalf of Artemis (the "Transferred Shares"). Pursuant to a letter agreement dated as of July 13, 1999 between AIF and Artemis (the "Letter Agreement"), such shares will remain subject to the incentive fee provisions and other terms set forth in the Management Agreement relating to such account.

     Pursuant to a Stockholders Agreement dated as of July 13, 1999 (the "Stockholders Agreement") among the Issuer, AIF and Artemis, AIF and Artemis have agreed to vote all shares of voting stock owned by them (including the Transferred Shares) to ensure the election to the Board of Directors of the Issuer of: (i) the Chief Executive Officer of the Issuer; (ii) three designees of AIF; (iii) one designee of Artemis and, if requested at any time by Artemis, a second designee of Artemis; and (iv) four individuals not designated by AIF or Artemis. Pursuant to the Stockholders Agreement, if the number of shares of voting stock of the Issuer owned by AIF and its affiliates shall be less than 50% of the number of shares of voting stock of the Issuer owned by Artemis and its affiliates, then Artemis shall have the right to designated three directors and AIF shall have the right to designate two directors. If AIF or Artemis ceases to own at least 25% of the shares of Common Stock now owned by such shareholder (including shares of Common Stock underlying the Convertible Preferred Stock (as defined below) and shares acquired pursuant to the Backstop Arrangement (as defined below)), such shareholder would no longer have the right to designate any directors. Artemis first acquired voting rights with respect to shares of Common Stock on July 29, 1999.

     Pursuant to the Stockholders Agreement, AIF and Artemis each have the right (a "tag-along right") to participate on a pro rata basis (based upon the number of shares of voting stock owned by each party) in any sale of shares of voting stock owned by the other party.

     Pursuant to the Stockholders Agreement, AIF and Artemis each has agreed to vote, and to cause its affiliates to vote, all shares in excess of its Applicable Percentage of the number of

                               Page 6 of 13 Pages
shares of voting stock outstanding pro rata with all other shares of voting stock outstanding. "Applicable Percentage" for AIF (or Artemis, as applicable) means the product of (a) 34% and (b) the percentage of the total number of shares owned by AIF, Artemis and their affiliates that are owned by AIF and its affiliates (or Artemis and its affiliates, as applicable).

     On April 14, 1999, AIF purchased from the Issuer 1,000 shares of Series Z Convertible Preferred Stock, par value $.01 per share, of the Issuer (the "Convertible Preferred Stock") for an aggregate purchase price of $25,410,000. The Convertible Preferred Stock was purchased pursuant to an Investment Agreement dated as of April 7, 1999 (the "Investment Agreement") between AIF and the Issuer.

     The following is a description of certain terms of the Convertible Preferred Stock:

     Conversion. Each share of Convertible Preferred Stock is convertible into the number of shares of Common Stock determined by dividing (a) $25,410 by (b) the Conversion Price then in effect. Shares of Convertible Preferred Stock will first become convertible into shares of Common Stock upon satisfaction of all applicable legal and regulatory requirements and consummation of the Issuer's rights offering pursuant to which the Issuer proposes to distribute transferable rights to purchase up to $75,000,000 of its Common Stock (the "Rights Offering").

     The initial Conversion Price is $6.00. In accordance with the Certificate of the Designations, Powers, Preferences and Rights of Series Z Convertible Preferred Stock relating to the Convertible Preferred Stock (the "Certificate of Designations"), the Conversion Price will be adjusted to equal the per share subscription price in the Rights Offering. The Conversion Price is subject to certain anti-dilution provisions as set forth in the Certificate of Designations.

     Dividends. The amount of dividends payable in respect of each share of Convertible Preferred Stock is equal to the product of (a) the number of shares of Common Stock into which such share of Convertible Preferred Stock is convertible, and (b) the amount of dividends declared and paid on each share of Common Stock.

     Liquidation Preference. After payment to the holders of the outstanding shares of any class having preference over the Convertible Preferred Stock of any preferential amounts, holders of Convertible Preferred Stock are entitled to share ratably with the holders of the Common Stock in the remaining assets of the Issuer on the basis that such holders would share if all outstanding shares of Convertible Preferred Stock were then converted into Common Stock.

     Mandatory Redemption. Subject to satisfaction of all applicable legal and regulatory requirements and completion, termination or abandonment of the Rights Offering, the Company has the right to redeem the shares of Convertible Preferred Stock, in whole or in part, at any time in exchange for Common Stock. The number of shares of Common Stock issuable upon redemption shall equal the result obtained by dividing (a) $25,410, by (b) the Conversion Price in effect on the redemption date.

     Mandatory Conversion. Upon satisfaction of all legal and regulatory requirements and completion, termination or abandonment of the Rights Offering, if any holder of Convertible Preferred Stock transfers beneficial ownership of any shares of Convertible Preferred Stock to

                               Page 7 of 13 Pages
any third party not affiliated with such holder, all such shares of Convertible Preferred Stock so transferred are automatically deemed converted into Common Stock at the then applicable Conversion Price.

     Voting Rights. The holders of Convertible Preferred Stock have no voting rights except (i) as required by law, and (ii) that the holders of Convertible Preferred Stock have the right to vote as a separate single class upon the occurrence of certain events as set forth in the Certificate of Designations.

     Pursuant to the Investment Agreement, AIF has agreed that if the Rights Offering is not fully subscribed by stockholders of the Issuer, AIF will purchase additional shares of Common Stock at the same price per share at which shares were offered in the Rights Offering, up to a maximum additional subscription by AIF of $12,090,000 (the "Backstop Arrangement").

     Pursuant to the Letter Agreement, Artemis has agreed (i) to acquire from AIF 50% of the shares of Convertible Preferred Stock acquired by AIF pursuant to the Investment Agreement, and (ii) to purchase 50% of any shares required to be purchased by AIF pursuant to the Backstop Arrangement.

     Pursuant to a Registration Rights Agreement dated as of April 7, 1999 (the "Registration Rights Agreement") between the Issuer and AIF, the Issuer has granted to AIF and its affiliates and designees demand registration rights with respect to shares of Common Stock owned by AIF, including shares of Common Stock that may be acquired upon conversion of Convertible Preferred Stock.

     Except with respect to the transactions described herein, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the matters set forth in (a) through (j) of Item 4 to Schedule 13D.

     The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additional shares of Convertible Preferred Stock, Common Stock or other securities of the Issuer from time to time or to sell or otherwise dispose of all or part of the Convertible Preferred Stock, Common Stock or such other securities of the Issuer owned by them from time to time in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

     The foregoing response to this Item 4 is qualified in its entirety by reference to the Investment Agreement, the Certificate of Designations, the Letter Agreement, the Stockholders Agreement and the Registration Rights Agreement, the full texts of which are filed as Exhibits 1, 2, 3, 4 and 5, respectively, hereto and incorporated herein by this reference. In addition, the Reporting Persons may maintain various credit facilities and arrangements, including customary margin arrangements, with banks and other financial institutions in the ordinary course of business and in connection therewith provide to the lenders as collateral thereunder the shares of Common Stock or Convertible Preferred Stock or other securities of the Issuer held by them.

                               Page 8 of 13 Pages

Item 5.     Interest in Securities of the Issuer.
-------     ------------------------------------

     (a) AIF beneficially owns an aggregate of 1,779,234 shares of Common Stock. Advisors, as the general partner of AIF, may be deemed to be the beneficial owner of such shares. This represents approximately 16.9% of the number of shares of Common Stock outstanding.

     1,778,523 shares of Common Stock are currently held by Lion in a managed account on behalf of Artemis. In light of the retention by Lion of certain rights of disposition and financial interests in the Transferred Shares, the Transferred Shares have been included in this Report; however, the Reporting Persons disclaim beneficial ownership of the Transferred Shares.

     As a result of the Stockholders Agreement described in Item 4 above, the Reporting Persons and Artemis may be deemed to have formed a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, AIF and Apollo, on the one hand, and Lion, on the other hand, may be deemed to be a "group" within the meaning of Section 13(d) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such Reporting Person. Notwithstanding the inclusion of the Transferred Shares within this Report, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock beneficially owned by Artemis or any other party and further disclaim the existence of a group. In addition, AIF and Apollo, on the one hand, and Lion, on the other hand, expressly disclaim beneficial ownership of any shares of Common Stock beneficially owned by the other and further disclaim the existence of a group.

     (b) AIF has sole voting and sole dispositive power with respect to an aggregate of 1,779,234 shares of Common Stock. Lion and AIF may be deemed to have shared dispositive power with respect to 1,778,523 shares of Common Stock.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With
-------   -------------------------------------------------------------
          Respect to the Securities of the Issuer.
          ---------------------------------------

     The information set forth in Item 4 above is hereby incorporated by reference.

Item 7.   Material to be Filed as Exhibits.
-------   --------------------------------

EXHIBIT 1. Investment Agreement dated as of April 7, 1999 between AIF and the Issuer.*

                               Page 9 of 13 Pages

EXHIBIT 2. Certificate of the Designations, Powers, Preferences and Rights of Series Z Convertible Preferred Stock relating to the Convertible Preferred Stock.**

EXHIBIT 3.     Letter Agreement dated July 13, 1999 between AIF and Artemis.

EXHIBIT 4. Stockholders Agreement dated as of July 13, 1999 among the Issuer, AIF and Artemis.

EXHIBIT 5. Registration Rights Agreement dated as of April 7, 1999 between the Issuer and AIF.***


_________________

* Incorporated by reference to Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the three months ended April 30, 1999.

** Incorporated by reference to Exhibit 10.3 to the Issuer's Quarterly Report on Form 10-Q for the three months ended April 30, 1999.

*** Incorporated by reference to Exhibit 10.4 to the Issuer's Quarterly Report on Form 10-Q for the three months ended April 30, 1999.

                              Page 10 of 13 Pages

                                   SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 4, 1999

                    AIF, L.P.

                    By:  Apollo Advisors, L.P.,
                         Managing General Partner
                         By: Apollo Capital Management, Inc.,
                             General Partner


                    By:  /s/ Michael D. Weiner
                         -----------------------------------------
                         Name:  Michael D. Weiner
                         Title: Vice President, Apollo Capital
                                Management, Inc.

                    APOLLO ADVISORS, L.P.

                    By:  Apollo Capital Management, Inc.,
                         General Partner


                    By:  /s/ Michael D. Weiner
                         -----------------------------------------
                         Name:  Michael D. Weiner
                         Title: Vice President, Apollo Capital
                                Management, Inc.

                    LION ADVISORS, L.P.

                    By:  Lion Capital Management, Inc.,
                         General Partner


                    By:  /s/ Michael D. Weiner
                         -----------------------------------------
                         Name:   Michael D. Weiner
                         Title:  Vice President, Lion Capital
                                 Management, Inc.


                              Page 11 of 13 Pages

                             APPENDIX A TO ITEM 2

          The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of the Reporting Persons.

          The directors and executive officers of each of Apollo Capital and Lion Capital are Leon D. Black and John J. Hannan. Mr. Black serves as President and Mr. Hannan serves as Vice President of Apollo Capital and Lion Capital. The principal occupation of each of Leon D. Black and John Hannan, each of whom is a United States citizen, is to act as an executive officer and director of Apollo Capital and Lion Capital as well as certain other affiliated entities engaged in the business of securities investments.

          Messrs. Black's and Hannan's business address is 1301 Avenue of the Americas, New York, New York 10019.

          Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, each serves as a director of Administration. Each of the above four individuals is principally employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the following positions: Mr. Larder, Managing Director; Mr. Gillooly, Deputy Managing Director; Mr. Patrick, Manager-Accounting Services; and Mr. Laidlaw, Senior Fund Accountant. CIBC is a Cayman Islands corporation which is principally engaged in the provision of trust, banking and corporate administration services, the principal address of which is Edward Street, Grand Cayman, Cayman Islands, British West Indies. It provides accounting, administrative and other services to Administration pursuant to a contract. Mr. Black, is the principal beneficial owner of the stock of each of Apollo Capital, Lion Capital and Administration.

                              Page 12 of 13 Pages

                                 EXHIBIT INDEX



EXHIBIT 1. Investment Agreement dated as of April 7, 1999 between AIF and the Issuer.*

EXHIBIT 2. Certificate of the Designations, Powers, Preferences and Rights of Series Z Convertible Preferred Stock relating to the Convertible Preferred Stock.**

EXHIBIT 3.     Letter Agreement dated July 13, 1999 between AIF and Artemis.

EXHIBIT 4. Stockholders Agreement dated as of July 13, 1999 among the Issuer, AIF and Artemis.

EXHIBIT 5. Registration Rights Agreement dated as of April 7, 1999 between the Issuer and AIF.***

_________________

* Incorporated by reference to Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the three months ended April 30, 1999.

** Incorporated by reference to Exhibit 10.3 to the Issuer's Quarterly Report on Form 10-Q for the three months ended April 30, 1999.

*** Incorporated by reference to Exhibit 10.4 to the Issuer's Quarterly Report on Form 10-Q for the three months ended April 30, 1999.

                              Page 13 of 13 Pages